SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 7)
  ________________________

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
(Name of Subject Company)
________________________

LSRI HOLDINGS, INC.
LANDRY’S, INC.
TILMAN J. FERTITTA
(Names of Filing Persons—Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
______________________

579793100
(CUSIP Number of Class of Securities)
________________________

TILMAN J. FERTITTA
LANDRY’S, INC.
1510 West Loop South
Houston, Texas 77027
(713) 850-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$123,386,221.75	$14,325.14

* Estimated for purposes of calculating the amount of filing fee only.  This amount is based on the offer to purchase all 14,835,332 issued and outstanding shares of common stock of McCormick & Schmick’s Seafood Restaurants, Inc. as reported in its public filings with the Securities and Exchange Commission (less the 1,496,281 shares of common stock held by the Offeror) at a purchase price of $9.25 cash per share.

**  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒              Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $14,325.14

Form or Registration No.:  SC TO-T

Filing Party: Landry’s, Inc.

Date Filed: April 7, 2011

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

SCHEDULE TO

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO filed on April 7, 2011, as amended by Amendment No. 1 to Schedule TO filed on April 7, 2011, Amendment No. 2 to Schedule TO filed on April 21, 2011, Amendment No. 3 to Schedule TO filed on April 22, 2011, Amendment No. 4 to Schedule TO filed on May 5, 2011, Amendment No. 5 to Schedule TO filed on May 24, 2011, and Amendment No. 6 to Schedule TO filed on May 31, 2011  (as so amended, the “Schedule TO”), on behalf of LSRI Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Landry’s, Inc. (formerly known as Landry’s Restaurants, Inc.), a Delaware corporation (“Landry’s”), relating to the offer by Purchaser to purchase all issued and outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred share purchase rights (the “Rights,” and together with such shares, the “Shares”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (“MSSR”), at a price of $9.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated April 7, 2011, and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with this Amendment No. 6, and any other amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEMS 1 THROUGH 9; ITEM 11.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On July 15, 2011, Purchaser terminated the Offer and issued a press release in connection therewith.  Purchaser terminated the Offer in order to participate in MSSR’s previously announced sale process.  Landry’s has entered into a confidentiality agreement with MSSR to conduct due diligence in connection with a possible negotiated transaction with MSSR.  The confidentiality agreement requires Landry’s to terminate the Offer but will not restrict Landry’s from nominating directors at MSSR’s 2012 Annual Meeting of Stockholders.  The Offer was scheduled to expire at 5:00 p.m., New York City time, on July 29, 2011.  The full text of the press release issued by Mr. Fertitta and Landry’s on July 15, 2011 announcing the termination of the Offer is filed as Exhibit (a)(5)(G) hereto. No Shares were purchased by Purchaser pursuant to the Offer and all Shares previously tendered and not withdrawn will be promptly returned.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(G)	Press release issued by Tilman J. Fertitta and Landry’s, Inc., dated July 15, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2011
LSRI HOLDINGS, INC.
	By:	/s/ Tilman J. Fertitta
		Name:	Tilman J. Fertitta
		Title:	President

LANDRY’S, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer

/s/ Tilman J. Fertitta
TILMAN J. FERTITTA

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated April 7, 2011.(1)
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9). (1)
(a)(1)(C)	Notice of Guaranteed Delivery. (1)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. (1)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. (1)
(a)(1)(F)	Summary Advertisement published on April 7, 2011. (1)
(a)(5)(A)	Press release issued by Tilman J. Fertitta, dated April 4, 2011 (incorporated by reference to Tender Offer Statement on Schedule TO filed by Landry’s, Inc. with the Commission on April 4, 2011).
(a)(5)(B)	Press release issued by Tilman J. Fertitta, dated April 7, 2011. (2)
(a)(5)(C)	Press release issued by Tilman J. Fertitta, dated April 21, 2011. (3)
(a)(5)(D)	Press release issued by Tilman J. Fertitta, dated April 22, 2011. (4)
(a)(5)(E)	Press release issued by Tilman J. Fertitta and Landry’s, Inc., dated May 4, 2011.(5)
(a)(5)(F)	Press release issued by Tilman J. Fertitta and Landry’s, Inc., dated May 31, 2011.(6)
(a)(5)(G)	Press release issued by Tilman J. Fertitta and Landry’s, Inc., dated July 15, 2011.
(b)(1)
Commitment Letter, dated as of April 1, 2011, by and between Landry’s, Inc. and Jefferies Group, Inc. (incorporated by reference to Amendment No. 2 to Schedule 13D filed by Landry’s, Inc. with the Commission on April 4, 2011).

(b)(2)	Amended and Restated Commitment Letter, dated as of May 31, 2011, by and between Landry’s, Inc. and Jefferies Group, Inc.
(d)	None.
(g)	None.
(h)	None.

(1) Previously filed with Schedule TO on April 7, 2011.
(2) Previously filed with Amendment No. 1 to Schedule TO on April 7, 2011.
(3) Previously filed with Amendment No. 2 to Schedule TO on April 21, 2011.
(4) Previously filed with Amendment No. 3 to Schedule TO on April 22, 2011.
(5) Previously filed with Amendment No. 4 to Schedule TO on May 5, 2011.
(6) Previously filed with Amendment No. 6 to Schedule TO on May 31, 2011.